Via EDGAR and Federal Express
August 16, 2011
Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lyondell Chemical Company Lyondell Basell Industries N.V. Registration Statement on Form S-1 Filed June 24, 2011 File No. 333-175136
Ladies and Gentlemen:
     Set forth below are the responses of Lyondell Chemical Company, a Delaware corporation (“LCC”), LyondellBasell Industries N.V., an entity organized under the laws of The Netherlands (the “Company”) and the other registrants named in the Registration Statement (as defined below) (together with LCC and the Company, the “Registrants”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the "Commission”) by letter dated July 20, 2011, with respect to the registration statement on Form S-1 initially filed by the Company with the Commission on June 24, 2011, File No. 333-175136 (the "Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 (“Amendment No. 1”) to our Registration Statement. For your convenience, we have hand delivered three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. All terms used but not otherwise defined herein have the definitions ascribed thereto in Amendment No. 1. In addition, where appropriate, we will incorporate the Staff’s comments in future filings we make with the Commission.
Registration Statement on Form S-1

Securities and Exchange Commission
August 16, 2011

General
1.	As applicable, please address, in this Form S-1, the comments set forth in our letter, dated July 19, 2011, regarding your Form S-4 (333-175077) filed June 22, 2011. Please note that neither the Form S-4 nor the Form S-1 will be declared effective until all comments relevant to both registration statements have been resolved.
Response: The Company notes the Staff’s comment and directs the Staff to the Company’s responses contained in its letter dated August _, 2011, in response to the Commission’s letter dated July 19, 2011 regarding our S-4 Registration Statement (the “S-4 Comment Letter”). Additionally, the Company confirms that it has addressed all comments contained in the S-4 Comment Letter that are applicable to the Form S-1 in Amendment No. 1. Specifically, the Company has addressed comments numbered 6, 30 and 34 from the S-4 Comment Letter as described below. The Company notes that comments numbered 31, 32 and 33 from the S-4 Comment Letter are identical to comments numbered 8, 9 and 10, respectively, contained in the Staff’s letter relating to the Form S-1.
Risk Factors, page 12
6.	In the introductory paragraph, we note your statement, “The risks described below are not the only risks facing us or that may materially adversely affect our business.” Please either remove this limitation on the scope of your risk factors or revise your disclosure to clarify, if true, that you have discussed all known material risk factors.
Response: We have revised our disclosure in Amendment No. 1 to clarify that all known material risk factors have been discussed. Please see page 5 of Amendment No. 1.
Signatures, page II-5
30.	For each company that signs the registration statement, please ensure the principal executive officer, principal financial officer, and principal accounting officer or controllers sign in those capacities. In this regard, we note not all of these capacities are identified for the companies signing on pages II-9 through II-14, pages II-16 through II-17, page II-20, page II-24, and pages II-26 through II-27.
Response: We have revised our disclosure in the Registration Statement to identify the principal executive officer, principal financial officer and principal accounting officer for each Registrant. We further note that the principal executive officer, principal financial officer and

Securities and Exchange Commission
August 16, 2011

principal accounting officer for each Registrant have signed the Registration Statement. Please see pages II-8 through II-28 of the Registration Statement.
Exhibit 5.2
34.	Please have counsel revise its opinion to state that Vinson & Elkins may rely on it.
Response: Counsel to the Company has revised the opinion included as Exhibit 5.2 to Amendment No. 1 to state that our legal advisors may rely on it. Please see Exhibit 5.2.
Outside Front Cover Page of the Prospectus
2.	Please revise the outside front cover page of the prospectus to that it includes the information required by Item 501(b)(3) and (4) of Regulation S-k.
Response: The Company has made the requested revisions in Amendment No. 1.
Experts, page 92
3.	In the third paragraph, it appears as if you mean to reference PricewaterhouseCoopers Accountants N.V. instead of PricewaterhouseCoopers LLP. Please revise your disclosure as appropriate.
Response: The Company has made the requested revisions in Amendment No. 1.
Item 15. Recent Sales of Unregistered Securities, page II-3
4.	Please tell us what consideration you gave to discussing the issuance of the 11% senior secured notes due 2018 and the 8% senior secured notes due 2017 in this section.
Response: The Company has revised Item 15 in Amendment No. 1 to discuss the 11% and 8% notes as required by Item 701 of
Regulation S-K.
Item 17. Undertakings, page II-6

Securities and Exchange Commission
August 16, 2011

5.	We note that you have provided the undertaking found in Item 512(i)(l) of Regulation S-K. Please tell us supplementally why you have not included the undertakings for Rule 430B, found in Item 512(a)(5) of Regulation S-K.
Response: The Company has included the undertakings in Amendment No. 1.
Exhibit 5.1
6.	The reference to the General Corporation Law of the State of Delaware in the penultimate paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting those laws. Please have counsel confirm supplementally that the reference to the Delaware General Corporation Law includes both statutory provisions and reported judicial decisions.
Response: Please see Exhibit 5.1 filed with Amendment No. 1. Cadwalader, Wickersham & Taft LLP (“Cadwalader”) has eliminated the reference to Delaware law in its opinion. The opinions are with respect to enforcement agreements governed by New York law and therefore the opinions are limited to New York law.
7.	As it is inappropriate for counsel to assume that the laws of the state governing the legality of the notes would be identical to the law of counsel’s home jurisdiction, please have counsel remove the last sentence of the penultimate paragraph on page 2 of the opinion. Additionally, please make arrangements to have counsel opine on the laws of the state of New York, which is the law governing the indenture.
Response: Please see Exhibit 5.1 filed with Amendment No. 1. The opinion of Cadwalader does not contain the noted assumption.
Exhibit 5.2
8.	In paragraph 3 on page 4, we note that counsel limits its opinion to the date “hereof.” Please note that depending on when the registration statement goes effective, counsel may need to file an updated opinion. In the alternative, counsel may remove the date limitation and file a new opinion with the next amendment.
Response: A newly dated opinion has been filed as Exhibit 5.2 to Amendment No. 1. An updated opinion will be filed before effectiveness, if necessary.

Securities and Exchange Commission
August 16, 2011

9.	Please revise the first sentence of paragraph 4 on page 5 of the opinion to clarify that the opinion is issued in connection with the registration statement and to remove the statement that it cannot be disclosed to or relied upon by “any other person.” While we do not object to limiting the purpose of the opinion to its use in connection with the registration statement, counsel may not limit the persons who may rely on the opinion.
Response: Counsel to the Company has revised the opinion as requested. Please see Exhibit 5.2.
10.	Please have counsel revise its opinion to remove the assumptions contained in paragraphs 3(a), 3(b), 3(f), 3(g), 3(h), 3(i), 4(a), and 4(b) of Schedule 2 as these assumptions are inappropriate in light of counsel’s opinion. Note that we do not object to counsel stating that it is relying on representations made by LyondellBasell Industries N.V., and we do not object to an assumption that the indenture is the binding obligation of all parties other than LyondellBasell Industries N.V.
Response: Counsel to the Company has revised the opinion as requested, other than the deletion of assumption 4(a). Assumption 4(a) has been revised in a manner that we believe will be acceptable to the Staff. The intended assumption of 4(a) is that the Indenture is legal, valid and binding against all parties to the Indenture other than the Company, who is the Dutch Guarantor that is the basis of the opinion. We believe that it is standard for opinion givers to assume the enforceability of a contract against parties who are organized outside of the legal jurisdiction as to which the opinion giver is opining. Assumption 4(a) has been revised to clarify that this was the intent.
* * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 16, 2011

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to me at (713) 309-4953.

Very truly yours, LYONDELLBASELL INDUSTRIES N.V.
By:	/s/ Brenton A. Pharis
Name: Brenton A. Pharis
Title: Counsel, Corporate & Securities

cc: Jessica Dickerson, Staff Attorney, Securities and Exchange Commission